UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Conflict Minerals Disclosure

Commission file number 1-14542

ASIA PACIFIC WIRE & CABLE

CORPORATION LIMITED

(exact name of Registrant as specified in its charter)

Bermuda

(Jurisdiction of incorporation or organization)

7/FL. B, No. 132, Sec. 3

Min-Sheng East Road

Taipei, 105, Taiwan

Republic of China

(Address of principal executive offices)

Mr. Ivan Hsia (886) (2) 2712-2558; or Michael J. Hagan (1) (212) 480-4800

(Name and telephone number, including area code, of persons to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

CONFLICT MINERALS DISCLOSURE

This specialized disclosure report on Form SD is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Exchange Act”) and is publicly available on the website of Asia Pacific Wire & Cable Corporation Limited (“APWC”, “Registrant,” or the “Company”) at http://www.apwcc.com, under “Investor Relations” and “SEC Filings.”

COMPANY OVERVIEW

The Registrant is engaged primarily in the manufacture and distribution of wire and cable products for industrial and commercial applications, including telecommunications and power cables for customers in the telecommunications, power transmission and electronics products industries. The Registrant also manufactures and distributes electronic wire for applications in an array of electronic products. The Registrant’s electronic wire contains tin, which the Commission has classified as a conflict mineral for the purposes of Rule 13p-1 under the Exchange Act and the disclosures required of any reporting companies utilizing any of SEC designated conflict minerals in its production chain.

PRODUCTS

The Registrant’s electronic wire products containing tin are manufactured at operating subsidiaries based in Thailand and China for distribution in those countries and certain other Asian markets.

REASONABLE COUNTRY OF ORIGIN INQUIRY AND FINDINGS

The Registrant has conducted a reasonable country of origin inquiry of its suppliers of tin. Those suppliers have confirmed to the Registrant that all tin sold and provided to the Registrant or its relevant operating subsidiaries is, and has in the past been, sourced in either Thailand or China, or from recycled or scrap sources.

To the Registrant’s knowledge, based upon its due diligence inquiry, it has no basis to reasonably believe that any tin used in the manufacture of its electronic wire products, or any other of its manufactured products, originated in the Democratic Republic of the Congo or any adjoining country. Based upon the results of the Registrant’s reasonable country of origin inquiry, it has determined that neither an independent private sector audit nor a Conflict Minerals Report is required or would provide any information not contained in this disclosure.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE
CORPORATION LIMITED

	By:	/s/ Ivan Hsia
Name: Ivan Hsia
Title: Chief Financial Officer

Date: May 16, 2018